File No. 812-15512

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

Eagle Point Credit Company Inc.; Eagle Point Income Company Inc.; Eagle Point Institutional Income Fund; Eagle Point Enhanced Income Trust; Eagle Point Credit Company Sub II (US) LLC; Eagle Point Credit Company Sub (Cayman) Ltd.; Eagle Point Credit Company Sub II (Cayman) Ltd.; Eagle Point Income Company Sub (US) LLC; Eagle Point Income Company Sub II (Cayman) Ltd.; EPIIF Sub (Cayman) Ltd.; EPIIF Sub II (Cayman) Ltd.; Eagle Point Credit Management LLC; Eagle Point Income Management LLC; Eagle Point Credit Partners LP; Eagle Point Credit Partners Sub LLC; Eagle Point Credit Partners Sub (US) LLC; Eagle Point Credit Partners Sub III Ltd.; Eagle Point Credit Partners Sub IV Ltd; Eagle Point CLO Equity Fund I LLC; Eagle Point CLO Equity Fund I Sub LLC; Eagle Point CLO Equity Fund I Cayman Sub Ltd.; Eagle Point Core Income Fund LP; Eagle Point Core Sub LLC; Eagle Point Core Sub (US) LLC; Eagle Point Defensive Income Trust; Eagle Point Defensive Income Management LLC; Eagle Point Defensive Income Fund US LP; EP DIF Delaware I LLC; Eagle Point Defensive Income Fund Non-US LP; EP DIF Cayman I LP; EP DIF Cayman I Sub (US) LLC; EP DIF Cayman I Sub II (US) LLC; EP DIF Cayman I Sub III (US) LLC; Eagle Point Defensive Income Fund II US LP; EP DIF Delaware II LLC; EP DIF Delaware III LLC; Eagle Point Defensive Income Fund II EP LP; Eagle Point Defensive Income Fund III US LP; Eagle Point Defensive Income Fund III EP LP; Eagle Point Defensive Income Fund II Non-US LP; Eagle Point Defensive Income Fund III Non-US LP; EP DIF Cayman II LP; EP DIF Cayman III LP; EP DIF Cayman II Sub III (US) LLC; EP DIF Cayman III Sub (US) LLC; EP DIF US Cayman I Ltd.; Eagle Point Defensive Income Fund II Non-US Sub (US) LLC; Eagle Point Defensive Income Fund II Non-US Sub II (US) LLC; Eagle Point Defensive Income Fund NJ LP; Eagle Point Defensive Income M LP; Eagle Point Defensive Income M Sub US LLC; Eagle Point Defensive Income M Sub II (US) LLC; Eagle Point Defensive Income M Sub III US LLC; Eagle Point Defensive Income Partners LP; Eagle Point Defensive Income Partners Sub (US) LLC; Eagle Point Defensive Income Partners Sub II US LLC; Eagle Point Enhanced Income Management LLC; Eagle Point Enhanced Income Investor Sub (US) LLC; Eagle Point Enhanced Income Investor Sub (Cayman) Ltd.; Eagle Point Enhanced Income Sub I Cayman LLC; Eagle Point Enhanced Income Sub II Cayman LLC; Eagle Point Enhanced Income Trust Sub II Cayman LLC; Eagle Point Enhanced Income Trust Sub II (US) LLC; Eagle Point Enhanced Income Fund LP; Eagle Point Enhanced Income Sub (US) LLC; Eagle Point Enhanced Income Sub II (US) LLC; Eagle Point SRT Co-Invest I LP; EP CLO Opportunities Fund I LP; FVEP, LLC; Prism I US LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Nauman S. Malik, Esq.

c/o Eagle Point Credit Management LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

203-340-8500

Copies to:

Thomas J. Friedmann, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 617-728-7120	Philip Hinkle, Esq. Alexander Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 202-261-3460 202-261-3402

April 30, 2025

2

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

EAGLE POINT CREDIT COMPANY INC.; EAGLE POINT INCOME COMPANY INC.; EAGLE POINT INSTITUTIONAL INCOME FUND; EAGLE POINT ENHANCED INCOME TRUST; EAGLE POINT CREDIT COMPANY SUB II (US) LLC; EAGLE POINT CREDIT COMPANY SUB (CAYMAN) LTD.; EAGLE POINT CREDIT COMPANY SUB II (CAYMAN) LTD.; EAGLE POINT INCOME COMPANY SUB (US) LLC; EAGLE POINT INCOME COMPANY SUB II (CAYMAN) LTD.; EPIIF SUB (CAYMAN) LTD.; EPIIF SUB II (CAYMAN) LTD.; EAGLE POINT CREDIT MANAGEMENT LLC; EAGLE POINT INCOME MANAGEMENT LLC; EAGLE POINT CREDIT PARTNERS LP; EAGLE POINT CREDIT PARTNERS SUB LLC; EAGLE POINT CREDIT PARTNERS SUB (US) LLC; EAGLE POINT CREDIT PARTNERS SUB III LTD.; EAGLE POINT CREDIT PARTNERS SUB IV LTD; EAGLE POINT CLO EQUITY FUND I LLC; EAGLE POINT CLO EQUITY FUND I SUB LLC; EAGLE POINT CLO EQUITY FUND I CAYMAN SUB LTD.; EAGLE POINT CORE INCOME FUND LP; EAGLE POINT CORE SUB LLC; EAGLE POINT CORE SUB (US) LLC; EAGLE POINT DEFENSIVE INCOME TRUST; EAGLE POINT DEFENSIVE INCOME MANAGEMENT LLC; EAGLE POINT DEFENSIVE INCOME FUND US LP; EP DIF DELAWARE I LLC; EAGLE POINT DEFENSIVE INCOME FUND NON-US LP; EP DIF CAYMAN I LP; EP DIF CAYMAN I SUB (US) LLC; EP DIF CAYMAN I SUB II (US) LLC; EP DIF CAYMAN I SUB III (US) LLC; EAGLE POINT DEFENSIVE INCOME FUND II US LP; EP DIF DELAWARE II LLC; EP DIF DELAWARE III LLC; EAGLE POINT DEFENSIVE INCOME FUND II EP LP; EAGLE POINT DEFENSIVE INCOME FUND III US LP; EAGLE POINT DEFENSIVE INCOME FUND III EP LP; EAGLE POINT DEFENSIVE INCOME FUND II NON-US LP; EAGLE POINT DEFENSIVE INCOME FUND III NON-US LP; EP DIF CAYMAN II LP; EP DIF CAYMAN III LP; EP DIF CAYMAN II SUB III (US) LLC; EP DIF CAYMAN III SUB (US) LLC; EP DIF US CAYMAN I LTD.; EAGLE POINT DEFENSIVE INCOME FUND II NON-US SUB (US) LLC; EAGLE POINT DEFENSIVE INCOME FUND II NON-US SUB II (US) LLC; EAGLE POINT DEFENSIVE INCOME FUND NJ LP; EAGLE POINT DEFENSIVE INCOME M LP; EAGLE POINT DEFENSIVE INCOME M SUB US LLC; EAGLE POINT DEFENSIVE INCOME M SUB II (US) LLC; EAGLE POINT DEFENSIVE INCOME M SUB III US LLC; EAGLE POINT DEFENSIVE INCOME PARTNERS LP; EAGLE POINT DEFENSIVE INCOME PARTNERS SUB (US) LLC; EAGLE POINT DEFENSIVE INCOME PARTNERS SUB II US LLC; EAGLE POINT ENHANCED INCOME MANAGEMENT LLC; EAGLE POINT ENHANCED INCOME INVESTOR SUB (US) LLC; EAGLE POINT ENHANCED INCOME INVESTOR SUB (CAYMAN) LTD.; EAGLE POINT ENHANCED INCOME SUB I CAYMAN LLC; EAGLE POINT ENHANCED INCOME SUB II CAYMAN LLC; EAGLE POINT ENHANCED INCOME TRUST SUB II CAYMAN LLC; EAGLE POINT ENHANCED INCOME TRUST SUB II (US) LLC; EAGLE POINT ENHANCED INCOME FUND LP; EAGLE POINT ENHANCED INCOME SUB (US) LLC; EAGLE POINT ENHANCED INCOME SUB II (US) LLC; EAGLE POINT SRT CO-INVEST I LP; EP CLO OPPORTUNITIES FUND I LP; FVEP, LLC; PRISM I US LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

File No. 812-15512

:

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

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3

I.             Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 17, 2015 (the “Prior Order”)2 that was granted pursuant to Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Eagle Point Credit Company Inc. (“ECC”), a closed-end management investment company registered under the 1940 Act;

•	Eagle Point Income Company Inc. (“EIC”), a closed-end management investment company registered under the 1940 Act;

•	Eagle Point Institutional Income Fund (“EPIIF”), a closed-end management investment company registered under the 1940 Act;

•	Eagle Point Enhanced Income Trust (“EPEIT”), a closed-end management investment company registered under the 1940 Act;

•	Eagle Point Defensive Income Trust (“EPDIT” together with ECC, EIC, EPIIF and EPEIT, the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act;

•	Eagle Point Credit Management LLC (“EPCM”), the investment adviser to ECC, EPIIF and each of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;[3]

•	Eagle Point Income Management LLC (“EPIM”), the investment adviser to EIC on behalf of itself and its successors;

•	Eagle Point Enhanced Income Management LLC (“EPEIM”), the investment adviser to EPEIT on behalf of itself and its successors;

•	Eagle Point Defensive Income Management LLC (“EPDIM,” and collectively with EPCM, EPIM, and EPEIM, the “Existing Advisers”), the investment adviser to EPDIT on behalf of itself and its successors;

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund;

•	The account identified in Schedule B hereto that the Advisers use to hold various financial assets in a principal capacity (the “Existing Proprietary Account”); and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Eagle Point Credit Company Inc., et al. (File No. 812-14330), Release No. IC-31457 (February 18, 2015) (notice), Release No. IC-31507 (March 17, 2015) (order).

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

4

•	Certain existing Affiliated Funds (as identified on Schedule C hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers, the Existing Wholly-Owned Subsidiaries, and the Existing Proprietary Account, the “Applicants”).[4]

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

5

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

6

II.            GENERAL DESCRIPTION OF THE APPLICANTS

A.	ECC

ECC is a Delaware corporation organized as an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. ECC was initially organized as a Delaware limited liability company on March 24, 2014, converted to a Delaware corporation on October 6, 2014 and completed its initial public offering on October 7, 2014. ECC has elected to be treated, and intends to operate so as to qualify annually, as a regulated investment company (“RIC”) under subchapter M of the Code, for federal income tax purposes. ECC’s principal place of business is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

ECC’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. ECC has a six-member board of which four members are not “interested persons” of ECC within the meaning of Section 2(a)(19) of the 1940 Act. 10

B.	EIC

EIC is a Delaware corporation organized as an externally managed, diversified closed-end management investment company registered under the 1940 Act. EIC was initially organized as a Delaware limited liability company on September 28, 2018, converted to a Delaware corporation on October 16, 2018 and completed its initial public offering on July 24, 2019. EIC has elected to be treated, and intends to operate so as to qualify annually, as a RIC under subchapter M of the Code, for federal income tax purposes. EIC’s principal place of business is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EIC’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. EIC has a six-member board of which four members are not “interested persons” of EIC within the meaning of Section 2(a)(19) of the 1940 Act.

C.	EPIIF

EPIIF is a Delaware statutory trust organized as an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. EPIIF was organized on October 22, 2021 and began operations on June 1, 2022. EPIIF has elected to be treated, and intends to operate so as to qualify annually, as a RIC under subchapter M of the Code, for federal income tax purposes. EPIIF’s principal place of business is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

7

EPIIF’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. EPIIF has a six-member board of which four members are not “interested persons” of EPIIF within the meaning of Section 2(a)(19) of the 1940 Act.

D.	EPEIT

EPEIT is a Delaware statutory trust organized as an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. EPEIT was organized on August 7, 2023 and began operations on October 1, 2023. EPEIT is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. EPEIT has elected to be treated, and intends to operate so as to qualify annually, as a RIC under subchapter M of the Code, for federal income tax purposes. EPEIT’s principal place of business is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EPEIT’s primary investment objective is to generate high current income, with a secondary objective to generate capital gains. EPEIT has a six-member board of which four members are not “interested persons” of EPEIT within the meaning of Section 2(a)(19) of the 1940 Act.

E.	EPDIT

EPDIT is a Delaware statutory trust organized as an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. EPDIT was organized on January 30, 2024 and began operations on July 29, 2024. EPDIT is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. EPDIT has elected to be treated, and intends to operate so as to qualify annually, as a RIC under subchapter M of the Code, for federal income tax purposes. EPDIT’s principal place of business is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EPDIT’s primary investment objective is to generate high current income, with a secondary objective to generate capital gains. EPDIT has a six-member board of which four members are not “interested persons” of EPDIT within the meaning of Section 2(a)(19) of the 1940 Act.

F.	The Existing Advisers

The Existing Advisers serve as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund.

EPCM is organized as a limited liability company under the laws of the state of Delaware. EPCM is registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as the investment adviser to ECC and EPIIF and each of the Existing Affiliated Funds. EPCM is indirectly wholly owned (through certain intermediate holding companies) by Eagle Point Holdings LP (“EP Holdings”). EP Holdings is primarily owned by certain of the “Trident Funds,” which are a series of private equity funds11 managed by Stone Point Capital LLC (“Stone Point”). Thomas P. Majewski, the founder and managing partner of EPCM, and certain other senior employees of EPCM also hold minority equity interests in EP Holdings. Eagle Point Holdings GP LLC (“EP Holdings GP”) serves as the general partner to EP Holdings. EPCM is ultimately governed through intermediary holding companies by the board of managers of EP Holdings GP, which includes Mr. Majewski and certain principals of Stone Point (the “EP Board of Managers”).

[11]	As disclosed in Form ADV, such funds include Trident IX, L.P. and Trident IX, Parallel Fund, L.P.

8

EPIM is organized as a limited liability company under the laws of the state of Delaware. EPIM is registered with the Commission under the Advisers Act and serves as the investment adviser to EIC. EPIM is wholly owned by EP Ventures LLC (“EP Ventures”). EP Ventures is primarily owned by EPCM Holdings LLC (“EPCM Holdings”), which is the managing member of and has management and control of EP Ventures. Similar to EPCM, EPCM Holdings is indirectly wholly-owned by EP Holdings and ultimately governed through intermediary holding companies by the EP Board of Managers. EPCM provides investment professionals and other resources under a personnel and resources agreement to EPIM.

EPEIM is organized as a limited liability company under the laws of the state of Delaware. EPEIM is registered with the Commission under the Advisers Act and serves as the investment adviser to EPEIT. EPEIM is wholly owned by EP Enhanced Ventures LLC, which is primarily owned by EPCM Holdings, EP Holdings and EP Holdings GP. Similar to EPCM and EPIM, EPEIM is ultimately governed through intermediary holding companies by the EP Board of Managers. EPCM provides investment professionals and other resources under a personnel and resources agreement to EPEIM.

EPDIM is organized as a limited liability company under the laws of the state of Delaware. EPDIM is registered with the Commission under the Advisers Act and serves as the investment adviser to EPDIT. EPDIM is wholly owned by EP Defensive Ventures LLC, which is primarily owned by EPCM Holdings, EP Holdings and EP Holdings GP. Similar to EPCM, EPIM and EPEIM, EPDIM is ultimately governed through intermediary holding companies by the EP Board of Managers. EPCM provides investment professionals and other resources under a personnel and resources agreement to EPDIM.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, the Existing Advisers will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and Existing Affiliated Fund’s officers and directors/managers/trustees regularly.

G.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

H.	The Existing Proprietary Account

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Advisers and their affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiary entity that exists and currently intends to participate in the proposed co-investment program has been included as an Applicant herein. The Existing Proprietary Account is included on Schedule B hereto.

9

I.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is EPCM and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.12 A list of the Existing Affiliated Funds is included on Schedule C hereto.

III.            ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[12]	In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

[13]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

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B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirect subsidiaries of EP Holdings, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.             Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2.             Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[14]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[15]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[16]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

11

3.             Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4.             No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.             Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6.             Dispositions:

(a)            Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[17]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[18]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[19]	The Affiliated Entities may adopt shared Co-Investment Policies.

[20]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

12

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7.             Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.             Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22

[21]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[22]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

13

9.             In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.            STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.            PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[23]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

14

VI.            PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Nauman S. Malik, Esq.

Eagle Point Credit Management LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

203-340-8500

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Thomas J. Friedmann, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 617-728-7120	Philip Hinkle, Esq. Alexander Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 202-261-3460 202-261-3402

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

15

The Applicants have caused this Application to be duly signed on their behalf on the 30th day of April, 2025.

Eagle Point Credit Company Inc.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Income Company Inc.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Institutional Income Fund

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Enhanced Income Trust

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Trust

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

16

Eagle Point Credit Management LLC

By: Eagle Point Parent LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Income Management LLC

By: EP Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Enhanced Income Management LLC

By: EP Enhanced Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Management LLC

By: EP Defensive Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CREDIT COMPANY SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT COMPANY SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

17

EAGLE POINT INCOME COMPANY SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EPIIF SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EPIIF SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

Eagle Point Credit Company Sub II (US) LLC

By: Eagle Point Credit Company Inc., its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT INCOME COMPANY SUB (US) LLC

By: Eagle Point Income Company Inc., its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

18

EAGLE POINT CREDIT PARTNERS SUB III LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS SUB IV LTD

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS LP

By: Eagle Point Credit GP I LP, its general partner

By: Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS SUB LLC

By: Eagle Point Credit GP I LP, its general partner

By: Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS SUB (US) LLC

By: Eagle Point Credit Partners LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

19

EAGLE POINT CLO EQUITY FUND I LLC

By: Eagle Point Credit Management LLC, its manager

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point CLO Equity Fund I Sub LLC

By: Eagle Point CLO Equity Fund I LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CLO EQUITY FUND I CAYMAN SUB LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Core Income Fund LP By: Eagle Point CIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CORE SUB LLC By: Eagle Point Core Income Fund LP, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Core Sub (US) LLC By: Eagle Point Core Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

20

EAGLE POINT DEFENSIVE INCOME FUND US LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF DELAWARE I LLC By: Eagle Point Defensive Income Fund US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND NON-US LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN I LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN I SUB (US) LLC By: Eagle Point DIF GP I LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

21

EP DIF Cayman I Sub II (US) LLC By: EP DIF Cayman I LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN I SUB III (US) LLC By: EP DIF Cayman I LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II US LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III US LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF DELAWARE II LLC By: Eagle Point Defensive Income Fund II US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF DELAWARE III LLC By: Eagle Point Defensive Income Fund III US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

22

EAGLE POINT DEFENSIVE INCOME FUND II EP LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III EP LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II NON-US LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III NON-US LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN II LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

23

EP DIF CAYMAN III LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN II SUB III (US) LLC By: EP DIF Cayman II LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF Cayman III Sub (US) LLC By: Eagle Point DIF GP III LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF US CAYMAN I LTD. By: Eagle Point Defensive Income Fund US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II NON-US SUB (US) LLC By: Eagle Point DIF GP II LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Fund II Non-US Sub II (US) LLC By: EP DIF Cayman II LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

24

EAGLE POINT DEFENSIVE INCOME FUND NJ LP By: Eagle Point DIF GP NJ LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M SUB US LLC By: Eagle Point DIF GP I LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M SUB II (US) LLC By: Eagle Point Defensive Income M LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income M Sub III US LLC By: Eagle Point Defensive Income M LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

25

Eagle Point Defensive Income Partners LP By: Eagle Point DIP General Partner LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME PARTNERS SUB (US) LLC By: Eagle Point DIP General Partner LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME PARTNERS SUB II US LLC By: Eagle Point DIP General Partner LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME INVESTOR SUB (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME INVESTOR SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

26

EAGLE POINT ENHANCED INCOME SUB I CAYMAN LLC By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME SUB II CAYMAN LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME TRUST SUB II CAYMAN LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME TRUST SUB II (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME FUND LP By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

27

EAGLE POINT ENHANCED INCOME SUB (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME SUB II (US) LLC By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point SRT Co-Invest I LP By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP CLO OPPORTUNITIES FUND I LP By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

FVEP, LLC By: Eagle Point Credit Management LLC, its manager

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

PRISM I US LLC By: Eagle Point Credit Management LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

28

VERIFICATION

The undersigned states that they have duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 30, 2025 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

Eagle Point Credit Company Inc.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Income Company Inc.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Institutional Income Fund

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Enhanced Income Trust

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Trust

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

29

Eagle Point Credit Management LLC By: Eagle Point Parent LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Income Management LLC By: EP Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Enhanced Income Management LLC By: EP Enhanced Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Management LLC By: EP Defensive Ventures LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CREDIT COMPANY SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

30

EAGLE POINT CREDIT COMPANY SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT INCOME COMPANY SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EPIIF SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EPIIF SUB II (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

Eagle Point Credit Company Sub II (US) LLC By: Eagle Point Credit Company Inc., its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT INCOME COMPANY SUB (US) LLC By: Eagle Point Income Company Inc., its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

31

EAGLE POINT CREDIT PARTNERS SUB III LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS SUB IV LTD

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS LP By: Eagle Point Credit GP I LP, its general partner By: Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CREDIT PARTNERS SUB LLC By: Eagle Point Credit GP I LP, its general partner By: Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

32

EAGLE POINT CREDIT PARTNERS SUB (US) LLC By: Eagle Point Credit Partners LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT CLO EQUITY FUND I LLC By: Eagle Point Credit Management LLC, its manager

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point CLO Equity Fund I Sub LLC By: Eagle Point CLO Equity Fund I LLC, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CLO EQUITY FUND I CAYMAN SUB LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Core Income Fund LP By: Eagle Point CIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT CORE SUB LLC By: Eagle Point Core Income Fund LP, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

33

Eagle Point Core Sub (US) LLC By: Eagle Point Core Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF DELAWARE I LLC By: Eagle Point Defensive Income Fund US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND NON-US LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN I LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

34

EP DIF CAYMAN I SUB (US) LLC By: Eagle Point DIF GP I LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF Cayman I Sub II (US) LLC By: EP DIF Cayman I LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN I SUB III (US) LLC By: EP DIF Cayman I LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II US LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III US LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF DELAWARE II LLC By: Eagle Point Defensive Income Fund II US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

35

EP DIF DELAWARE III LLC By: Eagle Point Defensive Income Fund III US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II EP LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III EP LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II NON-US LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND III NON-US LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

36

EP DIF CAYMAN II LP By: Eagle Point DIF GP II LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN III LP By: Eagle Point DIF GP III LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF CAYMAN II SUB III (US) LLC By: EP DIF Cayman II LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF Cayman III Sub (US) LLC By: Eagle Point DIF GP III LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP DIF US CAYMAN I LTD. By: Eagle Point Defensive Income Fund US LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND II NON-US SUB (US) LLC By: Eagle Point DIF GP II LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

37

Eagle Point Defensive Income Fund II Non-US Sub II (US) LLC By: EP DIF Cayman II LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND NJ LP By: Eagle Point DIF GP NJ LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M LP By: Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M SUB US LLC By: Eagle Point DIF GP I LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME M SUB II (US) LLC By: Eagle Point Defensive Income M LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

38

Eagle Point Defensive Income M Sub III US LLC By: Eagle Point Defensive Income M LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point Defensive Income Partners LP By: Eagle Point DIP General Partner LLC, its general partner

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME PARTNERS SUB (US) LLC By: Eagle Point DIP General Partner LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME PARTNERS SUB II US LLC By: Eagle Point DIP General Partner LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME INVESTOR SUB (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

39

EAGLE POINT ENHANCED INCOME INVESTOR SUB (CAYMAN) LTD.

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME SUB I CAYMAN LLC By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME SUB II CAYMAN LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME TRUST SUB II CAYMAN LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

EAGLE POINT ENHANCED INCOME TRUST SUB II (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Authorized Person

40

EAGLE POINT ENHANCED INCOME FUND LP By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME SUB (US) LLC By: Eagle Point Enhanced Income Trust, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EAGLE POINT ENHANCED INCOME SUB II (US) LLC By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

Eagle Point SRT Co-Invest I LP By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

EP CLO OPPORTUNITIES FUND I LP By: Eagle Point Enhanced Income Fund LP, its sole member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

41

FVEP, LLC By: Eagle Point Credit Management LLC, its manager

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

PRISM I US LLC By: Eagle Point Credit Management LLC, its managing member

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer

42

SCHEDULE A

Existing Wholly-Owned Subsidiaries of Eagle Point Credit Company Inc.:

Eagle Point Credit Company Sub (Cayman) Ltd.

Eagle Point Credit Company Sub II (Cayman) Ltd.

Eagle Point Credit Company Sub II (US) LLC

Existing Wholly-Owned Subsidiaries of Eagle Point Income Company Inc.:

Eagle Point Income Company Sub II (Cayman) Ltd.

Eagle Point Income Company Sub (US) LLC

Existing Wholly-Owned Subsidiaries of Eagle Point Institutional Income Fund:

EPIIF Sub (Cayman) Ltd.

EPIIF Sub II (Cayman) Ltd.

Existing Wholly-Owned Subsidiaries of Eagle Point Enhanced Income Trust:

Eagle Point Enhanced Income Investor Sub (Cayman) Ltd.

Eagle Point Enhanced Income Investor Sub (US) LLC

Eagle Point Enhanced Income Trust Sub II Cayman LLC

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SCHEDULE B

Existing Proprietary Account:

EPCM Holdings LLC

44

SCHEDULE C

Below is a list of the Existing Affiliated Funds. All Existing Affiliated Funds are advised by EPCM.

Eagle Point Credit Partners LP

Eagle Point Credit Partners Sub LLC

Eagle Point Credit Partners Sub (US) LLC

Eagle Point Credit Partners Sub III Ltd.

Eagle Point Credit Partners Sub IV Ltd

Eagle Point CLO Equity Fund I LLC

Eagle Point CLO Equity Fund I Sub LLC

Eagle Point CLO Equity Fund I Cayman Sub Ltd.

Eagle Point Core Income Fund LP

Eagle Point Core Sub LLC

Eagle Point Core Sub (US) LLC

Eagle Point Defensive Income Fund US LP

EP DIF Delaware I LLC

Eagle Point Defensive Income Fund Non-US LP

EP DIF Cayman I LP

EP DIF Cayman I Sub (US) LLC

EP DIF Cayman I Sub II (US) LLC

EP DIF Cayman I Sub III (US) LLC

Eagle Point Defensive Income Fund II US LP

Eagle Point Defensive Income Fund III US LP

EP DIF Delaware II LLC

EP DIF Delaware III LLC

Eagle Point Defensive Income Fund II EP LP

Eagle Point Defensive Income Fund III EP LP

Eagle Point Defensive Income Fund II Non-US LP

Eagle Point Defensive Income Fund III Non-US LP

EP DIF Cayman II LP

EP DIF Cayman III LP

EP DIF Cayman II Sub III (US) LLC

EP DIF Cayman III Sub (US) LLC

EP DIF US Cayman I Ltd.

Eagle Point Defensive Income Fund II Non-US Sub (US) LLC

Eagle Point Defensive Income Fund II Non-US Sub II (US) LLC

Eagle Point Defensive Income Fund NJ LP

Eagle Point Defensive Income M LP

Eagle Point Defensive Income M Sub US LLC

Eagle Point Defensive Income M Sub II (US) LLC

Eagle Point Defensive Income M Sub III US LLC

Eagle Point Defensive Income Partners LP

Eagle Point Defensive Income Partners Sub (US) LLC

Eagle Point Defensive Income Partners Sub II US LLC

Eagle Point Enhanced Income Sub I Cayman LLC

Eagle Point Enhanced Income Sub II Cayman LLC

Eagle Point Enhanced Income Trust Sub II (US) LLC

Eagle Point Enhanced Income Fund LP

Eagle Point Enhanced Income Sub (US) LLC

Eagle Point Enhanced Income Sub II (US) LLC

45

Eagle Point SRT Co-Invest I LP

EP CLO Opportunities Fund I LP

FVEP, LLC

Prism I US LLC

46

EXHIBIT A

RESOLUTIONS OF EACH OF THE BOARDS OF DIRECTORS/TRUSTEES (EACH, A “BOARD”) OF EAGLE POINT CREDIT COMPANY INC., EAGLE POINT INCOME INC. AND EAGLE POINT INSTITUTIONAL INCOME FUND (EACH, A “COMPANY”)

RESOLVED, that any one or more of the officers (collectively, the “Authorized Officers” and each, an “Authorized Officer”) of each Company be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) an application (the “Exemptive Application”) to amend that certain exemptive order issued by the SEC on March 17, 2015 (SEC Rel. No. IC-31507) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder (the “Order”); and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to the Order (or any related orders of exemption) as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of each Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of each Company; and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of each Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

Adopted August 9, 2023.

RESOLUTIONS OF THE BOARD OF TRUSTEES OF EAGLE POINT ENHANCED INCOME TRUST (THE “COMPANY”)

RESOLVED, that any one or more of the officers (collectively, the “Authorized Officers” and each, an “Authorized Officer”) of the Company be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) an application (the “Exemptive Application”) to amend that certain exemptive order issued by the SEC on March 17, 2015 (SEC Rel. No. IC-31507) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder (the “Order”); and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to the Order (or any related orders of exemption) as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

47

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

Adopted August 9, 2023.

RESOLUTIONS OF THE BOARD OF TRUSTEES OF EAGLE POINT DEFENSIVE INCOME TRUST (THE “COMPANY”)

RESOLVED, that any one or more of the officers (collectively, the “Authorized Officers” and each, an “Authorized Officer”) of the Company be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC an application (the “Exemptive Application”) to amend that certain exemptive order issued by the SEC on March 17, 2015 (SEC Rel. No. IC-31507) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder (the “Order”); and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to the Order (or any related orders of exemption) as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

Adopted February 13, 2024.

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